SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date August 28, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



# Companhia Paranaense de Energia
# Copel Day

August 2017

# Disclaimer

*Any statements made during this event involving Copel's business outlook or financial and operating forecasts and targets constitute the beliefs and assumptions of the Company's Management, and the information currently available. Forward-looking statements are not guarantees of performance and involve risks, uncertainties and assumptions, given that they refer to future events, and thus are dependent on circumstances that may or may not occur. The general economic conditions, industry conditions and other operating factors could come to affect the future performance of Copel and lead to results that are materially different from those expressed in said forward-looking statements.*

# Companhia Paranaense de Energia - Copel

- ✓ Head office: **Curitiba/PR**
- ✓ **62 years in the industry**
- ✓ Integrated Company - **Generation, Transmission, Distribution, Energy Trading and Telecommunication**
- ✓ Since 1994 on the B3
  **23 years of listing**
- ✓ 20 years of listing on the NYSE
  **The first of the brazilian electric sector**
- ✓ Present in the European Union
  **15 years listed on Latibex**



Market Value[1]
US$ 2.2
billion

[1]On 08.18.2017

# One of the Largest Companies in the Sector



**_Geographical Diversification_**

- Present in 10 Brazilian States;

### _Major Industry Companies in Revenue Terms_



R$ billion – 1H17
21.9
19.6
12.8
12.5
11.5
10.3
9.9
8.3
CPFL
CEMIG
Copel
Engie
Energisa
Energias do Brasil
Light
Equatorial

### _Major Industry Companies in Market Value Terms[1]_



27.5
22.8
19.5
11.9
10.8
10.3
9.0
7.1
CPFL
Engie
Eletrobras
Equatorial
Tran Paulist
Cemig
EDP
Copel

### _Major Industry Companies in the Enterprise Value Terms[1]_



58.2
46.4
24.5
22.9
15.2
15.2
14.1
12.0
Eletrobras
CPFL
Engie
Cemig
Copel
Equatorial
EDP
Tran Paulist

_Source: Economática_

_1) Updated until 08.18.2017._

# State of Paraná

### Geographic Information

Area: **199,000 km²** **(2.3% of the country)**

Population: **11 million** **(5.5% of Brazil´s population)**

Cities: **399**

### Economic Data

GDP 2015: **R$ 366 billion** (6% of Brazilian GDP)

GDP 2016: **R$ 387 billion** (6% of Brazilian GDP)

GDP 1Q17: **R$ 107 billion** (+ 2.5% vs. 1Q16)

### Breakdown by Income Segment


Services
49.2%
Agricultural
9.7%
Industries
15.8%
Utilities
3.4%
Construction
5.8%
Commerce
16.1%


5th largest economy in Brazil

# Historical

Copel was the first company in the Brasilian electric setor with shares listed on the NYSE.

**1999** Start-up HPP Salto Caxias (1,240 MW)

**2005** –Start-up HPP Santa Clara and Fundão (180 MW)

**2007** – Copel Tramsmissão spin-off

**2012** Start-up HPP Mauá[1] (363 MW)

**2013** – Star-tup SPP Cavernoso II (19 MW)

**2016** – Start-up of the first Transmission Line outside the State of Paraná

## 1997

**Operational Data:**

**Generation:** 3,340 MW of installed capacity;

**Transmission:** 6,282 km of lines;

**Distribution:** 2,630,471 of customers;

## 2000

**Operational Data :**

**Generation:** 4,545 MW of installed capacity;

**Transmission:** 6,638 km of lines;

**Distribution:** 2,821,515 of customers;

**Telecom:** 33 customers and 2,400 km of optical cables;

## 2005

**Operational Data :**

**Geração:** 4,771 MW of installed capacity;

**Transmissão:** 6,996 km of lines;

**Distribuição:** 3,256,584 of customers;

**Telecom:** 242 of customers and 8,164 km of optical cables;

## 2010

**Operational Data :**

**Generation:** 5,160 MW of installed capacity;

**Transmission:** 1,193 km of lines;

**Distribution:** 3,759,399 customers;

**Telecom:** 980 of customers and 17,630 km of optical cables;

## 2016

**Operational Data :**

**Generation:** 5,624 MW of installed capacity;

**Transmission:** 4,092 km of lines;

**Distribution:** 4,478,767 customers;

**Telecom:** 87,840 customers and 31,117 km of optical cables;

# Companhia Integrada

COPEL
Pura Energia

## Generation



**5,675 MW of installed capacity in operation**

- 30 Power Plants[1] and 11 Corporate partnerships;
- Addition of 720 MW until 2019;

52% of Ebitda LTM

## Transmission



- **4,221 km of lines[2] and 45 Subestation[3] in operation**
  - Addition of 1,197 km of transmission lines until 2021;
  - Concession renewed until 2042 (Contract 060/2001);

7% of Ebitda LTM

## Distribution



**More than 4.5 million customers**

- 4th largest in number of costumers ;
- 4th largest in electricity consumption (MWh);

23% of Ebitda LTM

## Other



**31,203 km de fibras ópticas**

- 401 cities with optic fiber;
- 64 cities with broadband for retail;

18% of Ebitda LTM

*Note: [1]Considers the HPP GPS. [2]Adjusted by Copel's stake. [3]Participation in 9 Substations. Source: 1H2017.*

# Organization Chart

COPEL Pura Energia

**Corporate Structure** | Operating Performance | Financial Highlights | Capex


COPEL
COPEL Geração e Transmissão 100.0%
COPEL Distribuição 100.0%
COPEL Telecom 100.0%
COPEL Renováveis 100.0%
COPEL Comercialização 100.0%
Dominó Holding 49.0%
UEG Araucária 60.0%
Cruzeiro do Sul 51.0%
Baixo Iguaçu 30.0%
Marumbi 80.0%
Costa Oeste 51.0%
Mata de Santa Genebra 50.1%
Matrinchã 49.0%
Guaraciaba 49.0%
Integração Maranhense 49.0%
Caiuá 49.0%
Cantareira 49.0%
Paranaiba 24.5%
Sul Brasileira 20.0%
São Bento Energia 100.0%
CUTIA 100.0%
Brisa Potiguar 100.0%
São Miguel do Gostoso I 49.0%
Elejor 70.0%
Dona Francisca 23.0%
Foz do Chopim 35.8%
UEG Araucária 20.0%
COMPAGAS 51.0%
CARBOCAMPEL 49.0%
Dois Saltos 30.0%
SERCOMTEL 45.0%
Paraná Gás 30.0%

Generation | Transmission | Other

# Capital Structure and Shareholders

Thousand shares

| Shareholders | Common | % | Preferred "A" | % | Preferred "B" | % | TOTAL | % |
|---|---|---|---|---|---|---|---|---|
| **State of Paraná** | **85,029** | **58.6** | - | - | - | - | **85,029** | **31.0** |
| **BNDESPAR** | **38,299** | **26.4** | - | - | **27,282** | **21.3** | **65,581** | **24.0** |
| **Eletrobras** | **1,531** | **1.1** | - | - | - | - | **1,531** | **0.6** |
| **Free Floating** | **19,874** | **13.7** | **77** | **23.4** | **100,964** | **78.7** | **120,915** | **44.2** |
| BM&FBovespa | 18,610 | 12.8 | 77 | 23.4 | 64,949 | 50.6 | 83,636 | 30.6 |
| NYSE | 1,264 | 0.9 | - | - | 35,932 | 28.0 | 37,196 | 13.6 |
| LATIBEX | - | - | - | - | 83 | 0.1 | 83 | - |
| **Other** | **298** | **0.2** | **252** | **76.6** | **49** | - | **599** | **0.2** |
| **TOTAL** | **145,031** | **100.0** | **329** | **100.0** | **128,295** | **100.0** | **273,655** | **100.0** |


Common
58.6%
0.2%
13.7%
1.1%
26.4%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other


Preferred
0.2%
21.2%
78.6%
BNDESPAR
Free Floating
Other

As of 06.30.2017

# Power Generation Assets

## Installed Capacity


Copel
5,675 MW
86%
7%
1%
6%
Brazil
152,356 MW
61%
4%
28%
7%
HPP
TPP
SHP
WPP

| Main Power Plants | Installed Capacity (MW) | Assured Power (average MW) | Concession Expires |
|---|---|---|---|
| Gov. Bento Munhoz da Rocha Netto (Foz do Areia) | 1,676 | 576 | 09.17.2023 |
| Gov. Ney Aminthas de B. Braga (Segredo) | 1,260 | 603 | 11.15.2029 |
| Gov. José Richa (Salto Caxias) | 1,240 | 605 | 05.04.2030 |
| Mauá [1] | 185.2 | 101 | 07.02.2042 |
| Gov. Pedro V. Parigot de Souza (Capivari-Cachoeira) [2] | 260 | 109 | 01.05.2046 |

[1] Relative by Copel's stake (51% of power plant capacity of 363 MW).
[2] From 1 January 2017, 70% of the plant's physical guarantee is allocated to the quota system and the remaining 30% is available for sale by Copel GeT.

# Energy Sale – Copel GeT



Will be sold in the spot market (CCEE)
97.4 average MW
Renegotiated
21.6%
72.9%
R$ 173.77
5.5%
R$ 211.67
31.3%
57.1%
R$ 166.57
11.6%
R$ 183.32
45.0%
42.6%
R$ 161.98
12.4%
R$ 181.69
53.4%
34.2%
R$ 165.80
12.4%
R$ 181.69
76.9%
R$ 145.96
10.7%
.12,4%
R$ 181.69
2017
2018
2019
2020
2021
Regulated Market
Free Market
Avaiable

**Assured Energy (MW average)**

| 2017 | 2018 | 2019 | 2020 | 2021 |
|---|---|---|---|---|
| 1,935[1] | 2,073[2] | 2,156 | 2,151 | 2,150 |

Updated until July 2017. Prices will be adjusted by inflation.
Assured energy avaiable in the cargo center, included HPP Dona Francisca, net of losses.
From 2017 on, includes 30% HPP GPS assured Energy.
[1] Considers the delay of Colíder HPP (start-up in April.2018).
[2] Considers the new schedule of Baixo Iguaçu HPP (start-up in November-2018).

# Energy Sale – Copel GeT

COPEL Pura Energia

## In Operation

| Wind Farm | Auction [1] | Installed Capacity (MW) | Assured Power (Average MW) | Generation (GWh) | Average Price [2] | Expiration of Authorization |
|---|---|---|---|---|---|---|
| São Bento Energia, Invest. e Part. S.A. | 2º LFA (08/26/2010) | 94.0 | 46.3 | 174.9 | 208.86 | April-46 |
| Copel Brisa Potiguar S.A. | 2º LFA (08/26/2010) | 108.0 | 57.7 | 157.5 | 210.23 | April-46 |
| Copel Brisa Potiguar S.A. | 4º LER (08/18/2011) | 75.6 | 40.7 | 121.2 | 147.42 | April-46 |
| Voltália - SMG I (49% Copel / 51% Voltalia) | 4º LER (08/18/2011) | 108.0 | 57.1 | [3] | 143.24 | April-47 |
| **Total** | | **385.6** | **201.8** | **456.6** | **178.29** | |

[1] LFA - Auction of Alternative Sources/ LER - Auction Reserve Energy.

[2] Price updated to June 2017.

[3] Equity in the earnings.

## Under Construction

| Cutia Wind Farm | Auction [1] | Installed Capacity (MW) [2, 3] | Assured Power (Average MW) | Price [4] | Start up | CAPEX (R$ million) | Premium Value (R$ million) | Expiration of Authorization |
|---|---|---|---|---|---|---|---|---|
| Cutia Wind Complex | 6º LER (10/31/2014) | 183.3 | 71.5 | 173.61 | Under review | 1,318.0 | 9.4 | 56% in January-42<br>44% in May-50 |
| Cutia Wind Complex | 20ª LEN (11/28/2014) | 131.2 | 54.8 | 164.30 | january-19 | 893.4 | 14.2 | August-50 |
| **Total** | | **314.5** | **126.3** | **169.57** | | **2,211.4** | **23.6** | |

[1] Types of auctions: LER - Auction Reserve Energy / LEN - New Energy Auction.

[2] The installed capacity of the new projects can be optimized in relation to the registered at auctions.

[3] The installed capacity of the wind farms was adjusted according to Aneel 's dispatches numbers: 1,248, 1,249, 1,250, 1,251, 1,252, 1,253, 1,254, 1,255, 1,256 and 1,257 from May 8, 2017.

[4] Price updated to june 2017.

# Growth in Generation

| Power Plant | Installed Capacity (MW) | Assured Power[1] (Average MW) | Capex Project (R$ million) | Start-up | Energy Sold[2] | Stake |
|---|---|---|---|---|---|---|
| **Under construction** | **719.5** | **355.7** | | | | |
| **Copel GeT** | **405.0** | **229.5** | | | | |
| HPP Colíder | 300.0 | 178.1 | 2,153 | 2018 | 125 average MW<br>R$ 160.61 | 100% Copel GeT |
| HPP Baixo Iguaçu [3,4] | 105.0 | 51.4 | 686 | 2018 | 121 average MW<br>R$ 167.15 | 30% Copel GeT<br>70% Neoenergia |
| **Copel Renováveis** | **314.5** | **126.2** | | | | |
| Cutia<br>(LER 2014 and LEN 2014) | 314.5 | 126.2 | 2,211 | 2017 (LER)<br>2019 (LEN) | 126.2 average MW<br>R$ 169.55 | 100% Copel |
| **Projects in the portfolio** | **619.0** | **334.1** | | | | |
| SHP[3] | 87.0 | 52.0 | | - | - | - |
| HPP[3] | 373.0 | 205.0 | | - | - | - |
| WPP | 159.0 | 77.1 | | - | - | - |

[1] For HPP Colíder and HPP Baixo Iguaçu, the values were adjusted according to Administrative Rule No. 258 of December 2016 and January 11, 2017 respectively.
[2] Price updated by IPCA until Jun/ 2017. Font CCEE.
[3] Sold 70% in the regulated market. Concession Contract No. 002/2012 of 08.20.2012. Considering waiver of 756 days.
[4] Adjusted by Copel's stake.
Types of auctions: LFA – Auction of Alternative Sources/ LER – Auction Reserve Energy/ LEN – New Energy Auction.

## Consolidated financial Statement – Copel GeT

| Subsidiary / SPC | Contract | Enterprise | TL | Substation | | APR[1] (R$ million) | Concession Expiration |
|---|---|---|---|---|---|---|---|
| | | | Extension (km) | Amount | MVA | | |
| Copel GeT | 060/2001[2] | Several | 2,021 | 32 | 12,202 | 473.9 | 12.31.2042 |
| Copel GeT | 075/2001[3] | TL Bateias - Jaguariaiva | 137 | - | - | 18.3 | 08.16.2031 |
| Copel GeT | 006/2008 | TL Bateias - Pilarzinho | 32 | - | - | 1.0 | 03.16.2038 |
| Copel GeT | 027/2009 | TL Foz - Cascavel Oeste | 116 | - | - | 10.9 | 11.18.2039 |
| Copel GeT | 015/2010 | Cerquilho III Substation | - | 1 | 300 | 4.5 | 10.05.2040 |
| Copel GeT | 022/2012 | TL Foz do Chopim - Salto Osório<br>LT Londrina - Figueira | 102 | - | - | 5.5 | 08.26.2042 |
| Copel GeT | 002/2013 | TL Assis — Paraguaçu Paulista II | 83 | 1 | 200 | 7.6 | 02.24.2043 |
| Copel GeT | 005/2014 | TL Bateias - Curitiba Norte | 31 | 1 | 300 | 8.3 | 01.28.2044 |
| Copel GeT | 021/2014 | TL Foz do Chopim - Realeza | 52 | 1 | 150 | 7.2 | 09.04.2044 |
| Copel GeT | 022/2014 | TL Assis – Londrina | 120 | - | - | 18.9 | 09.04.2044 |
| Subtotal Copel GeT[4] | | | 2,694 | 36 | 13,152 | 556.2 | |

[1] Updated according to Aneel Aproval Resolution No. 2.258/2017 06.27.2017
[2] Renewed pursuant Law No. 12,783/13
[3] From the 10.31.2018 APR will be reduced 50%.
[4] Amount approved by ANEEL.

Financial Assets - RBSE
R$ 1,411.6 million[4]

# Transmission Assets

APR total R$ 771.5 million

## Equity in Earning of Subsidiaries

| Subsidiary / SPC | Contract | Enterprise | TL Extension (km) | Substation Amount | Substation MVA | APR [1] (R$ million) | Concession Expiration |
|---|---|---|---|---|---|---|---|
| Costa Oeste<br>Copel GeT - 51%<br>Eletrosul - 49% | 001/2012 | TL Cascavel Norte - Cascavel Oeste<br>TL Cascavel Norte - Umuarama Sul<br>Umuarama Sul Substation | 159 | 1 | 300 | 5.5 | 01.11.2042 |
| Transm. Sul Brasileira<br>Copel GeT - 20%<br>Eletrosul - 80% | 004/2012 | TL Nova Sta Rita - Camaquã | 785 | 1 | 166 | 11.5 | 05.09.2042 |
| Caiuá Transmissora<br>Copel GeT - 49%<br>Elecnor - 51% | 007/2012 | TL Guaíra - Umuarama Sul<br>TL Cascavel Norte - Cascavel Oeste<br>Santa Quitéria Substation / Cascavel Norte Substation | 136 | 2 | 700 | 9.5 | 05.09.2042 |
| Integração Maranhense<br>Copel GeT - 49%<br>Elecnor - 51% | 011/2012 | TL Açailandia - Miranda II | 365 | - | - | 15.2 | 05.09.2042 |
| Marumbi<br>Copel GeT - 80%<br>Eletrosul - 20% | 008/2012 | TL Curitiba - Curitiba Leste | 29 | 1 | 672 | 13.5 | 05.09.2042 |
| Matrinchã<br>Copel GeT - 49%<br>State Grid - 51% | 012/2012 | TL Paranaíta - Ribeirãozinho | 1,005 | 3 | - | 87.4 | 05.09.2042 |
| Guaraciaba<br>Copel GeT - 49%<br>State Grid - 51% | 013/2012 | LT Ribeirãozinho - Marimbondo | 600 | 1 | - | 42.6 | 05.09.2042 |
| Paranaíba<br>Copel GeT - 24,5%<br>Furnas - 24,5%<br>State Grid - 51% | 007/2013 | TL Barreiras II - Pirapora II | 953 | - | - | 30.1 | 05.01.1943 |
| Subtotal SPCs [5] | | | 4,032 | 9 | 1,838 | 215.3 | |

[1] Adjusted for Copel's stake.Updated according to Aneel Aproval Resolution No. 2.258/2017 06.27.2017

# Growth in Transmission

| Subsidiary / SPC | Auction | Signing of Contract | Enterprise | State | km | Subst | APR[1] (R$ million) | CAPEX[2] (R$ million) | Start up | Concession Expiration |
|---|---|---|---|---|---|---|---|---|---|---|
| Copel GeT | 001/10 | Oct-10 | TL Araraquara II — Taubaté | SP | 356 | - | 29.0 | 434.3 | Jan-18 | 10.05.2040 |
| Copel GeT | 005/15 | Apr-16 | TL Curitiba Leste - Blumenau<br>TL Baixo Iguaçu - Realeza | PR / SC | 230 | 3 | 108.6 | 560.9 | Mar-21<br>Mar-19 | 04.06.2046 |
| **Subtotal Copel GeT** | | | | | **586** | **3** | **137.6** | **995.1** | - | |
| Mata de Santa Genebra<br>Copel GeT - 50,1%<br>Furnas - 49,9% | 007/13 | May-14 | TL Araraquara II - Bateias | SP / PR | 885 | 1 | 113.9 | 817.6 | Nov-17 | 05.13.2044 |
| Cantareira<br>Copel GeT - 49%<br>Elecnor - 51% | 001/14 | Sep-14 | TL Estreito - Fernão Dias | SP / MG | 342 | - | 47.6 | 422.2 | Mar-18 | 09.04.2044 |
| **Subtotal SPC** | | | | | **1,227** | **1** | **161.4** | **1,239.8** | | |
| **Total** | | | | | **1,813** | **4** | **298.9** | **2,234.9** | | |

[1] Updated according to Aneel Ratification Resolution 1918/2015 / Adjusted for Copel's stake.

[2] Adjusted for Copel's stake.

# Distribution

COPEL
Pura Energia

| Concession Area | Distribution Lines | Customers | Substations | Average Consumption |
|---|---|---|---|---|
| 194,854 km² | 196,176 km | 4,515,983 | 365 | 157 kWh/month |

## Market Growth – Copel Distribuição

| | Brasil | Sul | Copel Grid Market |
|---|---|---|---|
| 1H17 | +0.4% | +2.2% | +2.0% |
| 2Q17 | -1.1% | -1.2% | +0.5% |

Source: EPE – Monthly Market Review

## Breakdown by Segment


Other
12.0%
Residential
35.6%
Rural
11.7%
Commercial
23.7%
Industrial
17.0%

## Default Rates - Copel Distribuição


1.51%
1.97%
1.42%
132
273
336
310
273
267
257
206
Dec/2014
Dec/2015
Mar/2016
Jun/2016
Sep/2016
Dec/2016
Mar/2017
Jun/2017
R$ million
%

## Tariff adjustment – Copel Distribuição

### Average effect of 5.85%

| Net RAB | Default Coverage[1] |
|---|---|
| R$ 4,950.4 million | R$ 50.1 million |

| Parcel B | Parcel A |
|---|---|
| R$ 2,297.6 million | R$ 7,387.8 million |

[1] It began to integrate Parcel A from the 2017/18 cycle

# Distribution

COPEL
Pura Energia

Corporate Structure | **Operating Performance** | Financial Highlights | Capex

## Extension of Distribution Concessions

| Year | Economic and Financial Management | Quality (Limit Established)[1] | | Quality Performed | |
|---|---|---|---|---|---|
| | | $DEC_i$[2] | $FEC_i$[2] | $DEC_i$[2] | $FEC_i$[2] |
| 2016 | | 13.61 | 9.24 | 10.82 | 7.23 |
| 2017 | EBITDA[4] ≥ 0 | 12.54 | 8.74 | - | - |
| 2018 | EBITDA[4] (-) QRR[3] ≥ 0 | 11.23 | 8.24 | - | - |
| 2019 | {Net Debt / [EBITDA[4] (-) QRR[3]]} ≤ 1 / (0.8 * SELIC[5]) | 10.12 | 7.74 | - | - |
| 2020 | {Net Debt / [EBITDA[4] (-) QRR[3]]} ≤ 1 / (1.11 * SELIC[5]) | 9.83 | 7.24 | - | - |



12.85
10.70
11.62
8.06
5.20
3.86
12.22
10.00
14.01
9.08
6.97
4.45
11.78
9.33
13.67
8.33
6.21
3.97
13.61
9.24
10.82
7.23
5.61
3.75
12.54
8.74
5.38
3.59
2013
2014
2015
2016
2017
Measured DEC
Measured FEC
1H Measured DEC
1H Measured FEC
DEC Annual Aneel Limit
FEC Annual Aneel Limit

[1] According to Aneel's Technical Note No. 0335/2015.
[2] DECi – Duration of outages per customer per year (in hours), caused by Internal Source; and FECi – Frequency of outages per customer per year, caused by Internal Source.
[3] EBITDA adjusted for the effects of post-employment benefits, provisions and PDV.
[4] QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus the General Market Price Index (IGP-M) between the month preceding the RTP and the month preceding the twelve-month period of the economic and financial sustainability measurement.

# Telecommunications and Other Sectors

## Telecommunications

| Copel's stake |
|---|
| 100.0% |
| **Optical cables network** |
| 31,203 km |
| **EBITDA 2Q17** |
| R$ 36.9 million |

## Gas

| Copel's stake |
|---|
| 51.0% |
| **Amount of sales in 1Q17** |
| 1.3 million $m^3$/day |
| **EBITDA 2Q17[1]** |
| R$ 24.9 million |

## Water and Sewage[1]

| Copel's stake |
|---|
| 8.8% |
| **Net Income** |
| R$ 196.9 million |
| **Financial Assets** |
| R$ 469.5 million |

[1] Adjusted by Copel's stake

# EBITDA 2Q17

## Recurrent EBITDA growth of 46% (2Q17x2Q16)



1,656
1,171
484
+46.1%
707
707
2Q16
2Q17
Recurring EBITDA
Non-recurring



2,193
1,171
1,022
+49.7%
1,713
183
1,530
1H16
1H17
Recurring EBITDA
Non-recurring

- ✓ Result of the 4th Cycle of Tariff Review;
  - ✓ Highest WACC Regulatory - from 7.5% to 8.09%
  - ✓ Increase in BRR - from R$2.5 billion to R$5.0 billion;
- ✓ Increase in PLD by 370%;
- ✓ 2% reduction in manageable costs;
- ✓ 0.5% growth in the gride market;
- ✓ 55% reduction in PECLD;
- ✓ Registration of R$31 million in impairment;

2016 Non-recurring: Considers the initial recognition of the RBSE indemnity (R $ 978 million) and reversal of R$ 173 referring to litigation related to COFINS.
2017 Non-recurring: Considers the adjustment in the recognition of the RBSE indemnity (R $ 224 million) after approval by Aneel.

# Operating Revenues

R$ million

### Operating Revenues



6,891
-17%
6,470
3,808
3,173
2016
2017
1H
2Q

### 2Q17



Telecom
3%
Other
4%
Copel Dis
68%
Copel GeT
32%

### Result of Sectorial financial assets and liabilities

| 2Q17 | 2Q16 | 1H17 | 1H16 |
|---|---|---|---|
| 67.8 | (727.3) | (80.2) | (1,254.5) |

### Electricity Sales to Final Customers



3,060
-26%
2,225
1,480
1,092
2016
2017

### Eletricity Sales to Distributors



1,311
+23%
1,498
629
774
2016
2017

### Use of Transmission and Distribution Grid



2,646
-54%
1,968
1,791
832
2016
2017

### Other Operating[1]



434
+6%
459
219.9
233.0
2016
2017
1H
2Q

* Amounts subject to rounding.

[1] Composed of telecommunications, gas distribution and other revenue.

# Operating Costs and Expenses

R$ million



Operating Costs and Expenses
5,155
5,207
13%
2,383
2,699
2016
2017
1H
2Q



2Q17
TEL 2%
Outros 5%
Copel GeT 15%
Copel Dis 78%



Eletricity
2,254
2,415
27%
1,054
1,338
2016
2017



Charges For The Use of Main Transmission Grid
478
-34%
309
213
140
2016
2017



Provision and Reversal
57
197
-64
99
2016
2017



Manageable Costs[1]
1,243
1,218
-2%
619
608
2016
2017
1H
2Q

* Amounts subject to rounding

[1] Considers the cost of staff, managers, pension plan and health care, material, third party services and other.

# EBITDA

COPEL
Pura Energia

## Breakdown

R$ million

| Copel GeT | 2Q17 | 2Q16 | Var.% |
|---|---|---|---|
| EBITDA | 419.2 | 1,404.6 | (70.2) |
| (-) RBSE | - | 977.8 | - |
| **EBITDA Adjusted** | **419.2** | **426.8** | **(1.8)** |

| Copel Hol & Others | 2Q17 | 2Q16 | Var.% |
|---|---|---|---|
| EBITDA | 116.3 | 274.1 | (57.6) |
| (-) Reversals | - | 193.4 | - |
| **EBITDA Adjusted** | **116.3** | **80.7** | **44.2** |

| Copel DIS | 2Q17 | 2Q16 | Var.% |
|---|---|---|---|
| EBITDA | 134.9 | (56.0) | - |

| Copel Telecom | 2Q17 | 2Q16 | Var.% |
|---|---|---|---|
| EBITDA | 36.9 | 32.8 | 12.3 |

**EBITDA Margin per Subsidiaries (%)**

2Q17

| GeT | Distribuição | Telecom |
|---|---|---|
| 53.6 | 6.2 | 39.6 |

**Breakdown – EBITDA 2Q17**



Copel GeT 59%
Copel DIS 19%
Telecom 5%
Others 16%

# Net Income

R$ million

## Net Income Breakdown

| Subsidiary | 2Q17 | 2Q16 | Var.% | 1H17 | 1H16 | Var.% |
|---|---|---|---|---|---|---|
| Copel GeT | 146.9 | 838.6 | (82.5) | 489.8 | 1,003.8 | (51.2) |
| Copel Dis | 7.9 | (64.2) | - | 79.2 | (103.4) | |
| Copel Telecom | 15.6 | 14.8 | 5.9 | 27.2 | 25.9 | 4.7 |
| Other/Elimination | (19.5) | 207.4 | - | (28.0) | 206.3 | |
| **Consolidated** | **151.0** | **996.6** | **(84.9)** | **568.3** | **1,132.7** | **(49.8)** |
| **Net Margin** | **5%** | **26%** | **(81.8)** | **9%** | **16%** | **(46.6)** |

**Net Income Performance**


1,133
997
568
151
2016
2017
1H
2Q

**Net Margin by Subsidiary (%)**

2Q17

| GeT | Distribuição | Telecom |
|---|---|---|
| 18.8 | 0.3 | 16.8 |

## Financial Indicators Wholly Owned Subsidiaries – 2Q17

| Subsidiary | GeT | Dis | Telecom | Consolidated |
|---|---|---|---|---|
| Operating Revenues (R$ million) | 782.7 | 2,160.7 | 93.1 | 3,173.2 |
| Operating Income (R$ million) | 231.7 | 23.2 | 23.4 | 260.9 |
| Net Income (R$ million) | 146.9 | 7.9 | 15.6 | 151.0 |
| EBITDA (R$ million) | 419.2 | 134.9 | 36.9 | 707.2 |
| Return on Equity[1] (%) | 7.5 | 0.7 | 14.8 | 4.0 |
| EBITDA Margin (%) | 53.6 | 6.2 | 39.6 | 22.3 |
| Net Margin (%) | 18.8 | 0.4 | 16.8 | 4.8 |

[1] 12 months. Considers the equity of the beginning of the period.

# Debt profile

R$'000

| | Short Term | Long Term | | | | | | Total |
|---|---|---|---|---|---|---|---|---|
| | jul/17 - jun/18 | jul/18 - dec/18 | 2019 | 2020 | 2021 | 2022 | From 2023 | |
| Domestic Currency | 2,947,116 | 1,405,283 | 2,823,952 | 560,757 | 182,811 | 204,608 | 1,258,279 | 9,382,806 |
| Foreign Currency | 783 | - | - | - | - | - | 88,148 | 88,931 |
| **TOTAL** | **2,947,899** | **1,405,283** | **2,823,952** | **560,757** | **182,811** | **204,608** | **1,346,427** | **9,471,737** |

Covenant of 3.5 Net Debt/EBITDA


Net Debt/EBITDA[1]
(R$ million)
4.1
3.4
1,014
2,233
264
2,497
4,652
794
5,446
5,695
1,282
6,977
7,283
1,373
8,656
7,543
1,492
9,035
2012
2013
2014
2015
2016
1H17
Guarantees and endorsements
Net Debt[2]
Net Debt/EBITDA[2]
Net Debt/EBITDA[3]

**Debt Composition by Index**

| Index | Value (R$ million) | Part. % |
|---|---|---|
| CDI | 7,001.1 | 73.9 |
| TJLP | 1,883.2 | 19.9 |
| IPCA | 324.6 | 3.4 |
| Dollar | 88.9 | 0.9 |
| Other | 173.9 | 1.9 |

Debt / Shareholders' Equity: 61.1%

Guarantees and endorsements R$ 1,492.8 million in 1H17

[1] EBITDA 12 months
[2] Do not considers endorsements and guarantees
[3] Considers endorsements and guarantees

As of 06.30.2017

# Leverage

**Evolution of Net Debt/EBITDA**
**(R$ million)**



2.1
3.1
2.8
4.1
1,282
1,373
1,510
1,492
6,200
7,284
7,446
7,543
3,562
2,775
3,249
2,195
Jun/16
Dec/16
Mar/17
Jun/17
Net Debt
Guarantees and endorsement
Net Debt/EBITDA
EBITDA 12 months

- ✓ EBITDA 12 months does not consider equity accounting results;
- ✓ Growth of 1% in net debt (Jun.17 vs Mar.17);
- ✓ Reduction of R$ 1.0 billion in EBITDA 12 months (Jun.17 vs Mar.17).

# Dividends

Dividend[3] per share 2016 CPLE6 R$1.94

| Year | Annual Dividend Yield[1] |
|---|---|
| 2011 | 3.9% |
| 2012 | 1.9% |
| 2013 | 7.2% |
| 2014 | 7.8% |
| 2015 | 2.6% |
| 2016 | 6.8% |

**Dividend and IOC Historical**



35%
35%
50%
50%
27%
50%
421
268
561
623
327
506
2011
2012
2013
2014
2015
2016²
Gross Value (R$ mm)
Payout

[1] Source:. Economática. Initial Div.Yield in year.
[2] Dividend approved in the 62nd. AGM, a meeting held on April 28, 2017. Dividends' payment will be paid in two installments.
[3] Amount related to Preferred B.

## Historical Capex

R$ million

### Carried


1,937
2,469
2,365
3,575
2,878
2013
2014
2015
2016
Schedule 2017[3]

## Capex by Business (Schedule 2017)


Copel Dis 23%
Outros[2] 8%
Copel GeT[1] 69%

## Carried Capex


-32.7%
1,827
1,229
1H16
1H17

[1] Considers the transfer of wind farms to Copel GeT.
[2] Included Copel Telecomunicações, Copel Holding and New Business.
[3] Capital budget originally approved by the board of directors. Do not consider your own labor, burdens and others.

# Investment Program 2017

R$ million

| Subsidiary / SPC | Carried 2Q17 | Carried 1H17 | Scheduled 2017[1] Original | Scheduled 2017[1] Revised |
|---|---|---|---|---|
| **Copel Geração e Transmissão** | **230.3** | **503.3** | **570.3** | **1,024.5** |
| HPP Colíder[2] | 44.5 | 50.9 | 24.1 | 125.3 |
| HPP Baixo Iguaçu[2] | 50.9 | 98.7 | 20.5 | 253.1 |
| TL Araraquara / Taubaté | 34.0 | 111.3 | 137.9 | 137.9 |
| TL Foz do Chopim - Realeza | 0.5 | 2.9 | 9.5 | 9.5 |
| TL Assis - Londrina | 11.9 | 24.6 | 20.4 | 20.4 |
| TL Curitiba Leste / Blumenau | 6.4 | 9.8 | 32.1 | 32.1 |
| Mata de Santa Genebra Transmissão[3] | 48.1 | 151.8 | 101.1 | 176.9 |
| Cantareira Transmissora[2] | 23.0 | 23.0 | - | 42.6 |
| Paranaíba Transmissora[2] | - | 2.1 | - | 2.1 |
| Others | 11.0 | 28.3 | 224.7 | 224.6 |
| **Copel Distribuição** | **148.7** | **283.0** | **629.6** | **649.2** |
| **Copel Telecomunicações** | **62.8** | **103.0** | **164.3** | **214.3** |
| **Copel Comercialização** | **-** | **-** | **0.2** | **0.2** |
| **Copel Renováveis** | **-** | **-** | **1.5** | **1.5** |
| **Holding** | **-** | **-** | **1.6** | **1.6** |
| **Cutia Wind Farm Complex** | **200.0** | **340.0** | **638.6** | **967.5** |
| **Other Invesment[4]** | **-** | **-** | **28.8** | **18.7** |
| **TOTAL** | **641.8** | **1,229.3** | **2,034.9** | **2,877.5** |

[1] Capital budget originally approved by the Board of Directors. These values do not consider appropriation due to own labor, interest and others.

[2] Planned CAPEX under review.

[3] Regarding the participation of Copel in Enterprises.

[4] Includes Voltalia São Miguel do Gostoso I Participações among others.

# Integrity Practices

COPEL
Pura Energia

**In January 2017 a Governance, Risks, Compliance and Sustainability Office was created. It has been divided in two:**

**1. Sustainability and Governance**

**2. Corporate Integrity**

Integrity action within the company goes under 4 mechanisms:

- Integrity Program

The Integrity Program is a platform for disseminating the Company's commitments to transparency and the fight against corruption. Copel implemented the Distance Learning (EaD) training program in order to raise awareness of ethical behavior among all employees of Copel and its subsidiaries (90.54% employees coverage).

- Code of Conduct

It defines actions that promote integrity, transparency, safety, and health. The document also addresses social and environmental responsibility, respect, and the relationship with the various segments in which the Company operates. The Company's Code of Conduct is aligned with it values, the Principles of the UN Global Compact, and Corporate Governance guidelines.



WE SUPPORT
Corporate Sustainability Index ISE 2017
Global Reporting Initiative™
MSCI 2015 Constituent MSCI Global Sustainability Indexes

# Integrity Practices

COPEL
Pura Energia



Integrity action within the company goes under 4 mechanisms:

- Risk Assesment for Corruption

As part of its Policy on Integrated Management of Corporate Risks, Copel works to ensure constant monitoring of threats of corruption within the Company, and of fraud in the internal control environment. In 2016, the Company submitted 28 transactions to risk assessments concerning corruption. This was 100% of the transactions carried out in the year, and no cases of corruption were identified in the period.

- Reporting Channels

In order to gather opinions, criticism, complaints, claims, and personal consultation, Copel provides a communication channel, presented below, which, in addition to fighting fraud and corruption, expands the organization's relationship with stakeholders. Examples of Reporting Channels: Confidential Communication Channel, Ombudsman's Office, Committee to Investigate Claims of Mobbing (CADAM), and Ethics Guidance Committee (COE).

THE GLOBAL COMPACT WE SUPPORT

Corporate Sustainability Index ISE 2017

Global Reporting Initiative™

MSCI 2015 Constituent MSCI Global Sustainability Indexes

# Sustainability Practices

COPEL
Pura Energia

**Copel sustainability strategies are in line with our strategic framework and the best market practices:**

- Signatory of the **Global Compact** since 2000
- Copel's share remain in the **Corporate Sustainability Index of Bovespa** in 2016.
- Copel has been a part of eleven of the twelve editions of the Corporate Sustainability Index (ISE), since the index was created, in 2005.
- 11 years of adoption of the **GRI - Global Reporting Initiative** guidelines
- 2 years of adoption of the **International Integrated Reporting Council**
- 10 years in the top 10 in **Abradee Social Responsibility Award**
- **Remains in the Global Sustainability Index – MSCI since 2014**
- 7 years prepares and publishes Greenhouse Gas Inventory **no GHG Protocol**
- **Award Seal Paraná Climate - Gold** category in the years 2015 and 2016



**Principles:**

- Commitment
- Proactive attitude before the law
- Dialogue, communication and transparency
- Respect to environmental dynamics
- Individual responsibility
- Valuing Diversity

The Global Compact — We Support
Corporate Sustainability Index ISE 2017
Global Reporting Initiative™
MSCI — 2015 Constituent MSCI Global Sustainability Indexes



COPEL

*Pura Energia*

# *Investor Relations*

ri@copel.com

+55 41 3222-2027

ir.copel.com